

INVEST IN **WHITE ELEPHANTS' TECHNOLOGY INC.**

Unlock New Opportunities with AI and web3

whiteelephants.io Orlando, FL Technology SaaS Blockchain & Web3 AR & VR

Highlights

1. 3D Model Creation: Build 3D models for real and virtual worlds using AI tools.
2. Free Digital Land: Claim your own digital land to innovate and create.
3. AI Assistance: Navigate and utilize tools with ease, guided by our AI assistant.
4. Monetization Guide: Access a roadmap to effectively earn from your creations.
5. Privacy First: Enjoy complete data privacy with our decentralized system.
6. Global Community: Connect and collaborate with creators around the world.
7. Secure Transactions: Conduct safe and efficient payments using blockchain technology

Featured Investor



Jacob Mickalich
Syndicate Lead

Follow

Invested $15,000

Retired business owner for 37 years love this technology

"I'm excited for this new technology as I'm entrepreneur and I am in many different types of businesses and looking forward to finding new vendors and new marketing"

Our Team



Kay Saptarueta Founder and COO

Kay, the visionary leader of WeExpo, brings a strong business background and a proven track record in successful ventures. He guides projects from conception to execution, shaping the company's mission with dedication to innovation and excellence.



Vernon G. Prince CEO

Vernon "Gregg" Prince, a seasoned executive with 30+ years in tech, excels in developing advanced products and company growth strategies. He has led technology development at major operations globally, both public and private.



Zoltan Agoston CTO

Zoltan is a leader in enhancement of service delivery through innovative solutions tailored to customer needs. He has also been coordinating and leading the research and development team at Body, high-tech fitness equipment company.

White Elephants Army

The formative impetus of White Elephants spawned some eleven years ago when one of the Company's co-founders, accompanied by his long-term friend and partner, was called back to his home country of Thailand. The trip morphed into a hunt for gold, becoming lost deep in the jungle and eventually encountering a native wise man of the rural area. The wise man guided their path back to safety generously and mysteriously gifted them a White Elephant necklace telling them to always let the White Elephant lead their future paths.

We couldn't verify the security of your connection.

Access to this content has been restricted. Contact your internet service provider for help.

The White Elephants concept is inspired by the actual necklace itself, still safeguarded today, and the good fortune it represents symbolizing strength, elegance, spirituality, wisdom, and prosperity.

The Pitch

Imagine your customers viewing your products in stunning 3D detail from the other side of the world, exploring every angle as if they were holding them in their hands and communicating in multiple languages with each other. At White Elephant Technology, our AI-driven tools empower you to create immersive 3D digital spaces that elevate customer engagement.

Leave behind the hassle of expensive and time-consuming travel. Instead, host virtual meetings in interactive 3D environments, making business operations more efficient and economical. With our 3D content, learning becomes a breeze, enhancing understanding and retention.

Join us in revolutionizing business, communication, and learning. White Elephant Technology is not just a 3D web hosting company; we are pioneers in reshaping how the world interacts and grows in the digital age. Embrace the future with us and redefine what's possible.

The Challenge

- Integrating advanced technologies like AI, Web3, and 3D into a seamless platform is a complex endeavor.
- It requires sophisticated technical expertise and to ensures smooth interoperability.
- The need for education and potential resistance to new methods can hinder user adoption.
- Scalability poses significant challenges, demanding robust infrastructure and substantial investment.
- Maintaining data security and privacy in a decentralized system is critical, as is navigating diverse regulatory landscapes.
- Additionally, intense market competition necessitates continuous innovation.
- Lastly, creating an intuitive user experience that caters to varied technical skills requires ongoing user feedback and resource commitment.




Our Solution: WeExpo
Our team of experts ensures seamless technological integration and ongoing updates to maintain interoperability
We offer comprehensive user education programs and support to facilitate adoption and ease resistance
Our scalable infrastructure is designed to grow with our user base and is supported by strategic investments
We prioritize data security and privacy through advanced encryption & decentralized systems.
Compliance with global regulations is achieved through continuous monitoring & adaptation
By fostering a culture of innovation, we stay ahead of market competition
Finally, our user-centric design, guided by constant feedback, ensures an intuitive and engaging user experience

Our Project

We couldn't verify the security of your connection.

Access to this content has been restricted. Contact your internet service provider for help.

As business people who frequently traveled to see new products all over the world and finalize deals face-to-face, we often thought, "What if we didn't have to travel all the time?" This question sparked the vision for WeExpo. What if we could create a platform that would allow business owners like ourselves to conduct these interactions virtually, saving time and resources while maintaining the personal touch of face-to-face meetings.

WeExpo was born from this shared desire to innovate the way we do business.



Our platform will transform

traditional 2D websites into immersive 3D experiences,

allowing users to explore, interact and conduct business in a virtual environment.

This not only makes business operations more efficient, but also opens up new possibilities for engagement and innovation.

We believe in the power of technology to bridge gaps and create new opportunities. By integrating AI and blockchain technology, We created multi AI tools for users to create, customize, and monetize their virtual worlds without any coding or technical skill. This is not just about convenience; it's about redefining the way we connect, innovate, and grow in the digital age.

We embarked on this journey because we knew there had to be a better way. A way to streamline operations, enhance customer engagement, and foster global connectivity all within a secure, user-friendly environment. WeExpo is that solution. It's the culmination of our vision and belief that technology can transform the way we do business.

With the WeExpo platform, businesses and individuals can reduce travel costs, minimize product returns by allowing customers to see and interact with accurate 3D representations, and decrease overhead costs associated with physical establishments. Our platform enables real-time virtual meetings, interactive educational experiences, and efficient global communication. Users gain a powerful tool to innovate and thrive, ensuring less time spent on logistics and more time on meaningful interactions and growth.

Together, we can build a dynamic, inclusive digital future where technology enhances our lives and connects us in ways we never thought possible. This is the vision we believe in, and we invite you to see it with us.

Current Status and Future Plans

We are currently in the development stage, with our demo nearing completion and preparations underway to file patents to protect our innovative technology. While pre-revenue, we focus on building a robust and scalable platform that will drive significant value for our users and investors. Our strategic roadmap includes


Developing and Enhance the Platform
Continue building and improving our virtual business platform.
Expand AI Tools
Enhance our AI capabilities to provide even more value to our users.
Market and Scale
Increase our reach and bring our platform to users worldwide.
Secure Partnerships
Form strategic partnerships to strengthen our offering and ensure the platform's success.

The Market Opportunity

The global virtual reality (VR) market was valued at USD 25.11 billion in 2023 and is projected to grow from $32.64 billion in 2024 to $244.84 billion by 2032, exhibiting a CAGR of 28.6% during the forecast period (2024-2032). This growth is driven by the increasing demand for accessible digital creation tools across various industries, from education to entertainment. WeExpo is uniquely positioned to capture a significant market share by offering a platform that caters to these diverse needs.



$ 244.84
Billion
Market Size in USD
$32.64
Billion
Market Size in USD
$ 25.11
Billion
Market Size in USD
2023
2024
2032
Years
28.6%
CAGR during
the forecast period
(2024-2032)
WeExpo
stands to be a pivotal
player in the next wave of
the $63.8 trillion digital
commerce market.

Forward-looking projections cannot be guaranteed.

The rise of VR is not just a trend but a transformational force expected to profoundly impact the e-commerce market. Virtual reality can revolutionize the online shopping experience, enabling customers to interact with products in a 3D environment and providing a more immersive and detailed view of items before purchase. This capability can lead to higher customer engagement, reduced returns, and increased sales conversion rates.

As more businesses recognize the potential of VR in their e-commerce strategies, platforms like WeExpo that offer robust VR capabilities that we believe will be beneficial and essential for staying competitive and meeting consumer expectations.

By leveraging the growing VR market and enhancing the e-commerce experience, *WeExpo stands to be a pivotal player in the next wave of the $63.8 trillion digital commerce market.*



Our Business Revenue Model
Transaction Fees
Sales and other platform transactions.
Premium Features
AI Application & tools for additional cost.
Advertising and Marketing
In-platform advertising services.
Subscription Plans
Tiered access and features.
Revenue Model
Token Sales and Exchange
Revenue from WE Tokens.
Merchandise Sales
Branded merchandise and virtual goods.
Virtual Events
Hosting and managing virtual events.
Virtual Land Sales
Selling virtual land parcels.
Developer SDK
Software Development Kit for developers.
Educational Services
Training programs and resources.

Our Support

We are thrilled to have the backing of esteemed supporters who believe in the transformative potential of WeExpo. Their participation and endorsement are vital to our success, providing crucial liquidity, and enhancing the credibility of our project. We are grateful for the support from these companies, who share our vision for pioneering the future of immersive digital interaction.


Our Support
Allied
Petroleum
H30D
HYPER30 DATA
MALCARNE
SegaHealth
Tulu Va

What's in it for Investors?

Investing in White Elephant technology means backing a groundbreaking platform that merges AI and Web3 Technology to create a unique virtual environment. Unlike other platforms that primarily focus on social interaction, White Elephant Technology targets business users, ensuring high retention as they conduct their work within our immersive 3D spaces. Here's what sets us apart:


Market Opportunity
Few apps available for Oculus and Apple Vision Pro; WeExpo fills this gap.
Comprehensive Platform
Combines AI and Web3.0, providing best-in-class technology.
High User Retention
Focus on business use ensures users stay engaged longer.
Diverse Device Support
Accessible on desktop, mobile, Oculus, and Apple Vision Pro.
Pioneering Virtual World
One of the first platforms allowing users to build their virtual worlds without the knowledge of coding or technical skill

By investing in White Elephants Technology Inc., you're not just supporting a project; you're pioneering the future of virtual workspaces and environments.


Financials
We are seeking funding to expand our WeExpo platform and scale operations. The funds will be allocated as follows:
Develop and Enhance the Platform
Continue building and improving our virtual business platform.
Expand AI Tools
Enhance our AI capabilities to provide even more value to our users.
Market and Scale
Increase our reach and bring our platform to users worldwide.
Secure Partnerships
Form strategic partnerships to strengthen our offering and ensure the platform's success.


Key Milestones
Q1 Completed 500K angel investment funding
Q2 Develop AI tools, file provisional patents & launch crowdfunding
Q3 Demo launch at GITEX Global in Dubai
Q4 ICO launch and beta testing
Q2 Research & planning
Creating digital land and architectural land
2023
2023
2023
2024
2025
Q1 Project inception
Q4 Creating digital land and architectural land
Q1 Beta review and enhancement
Q2 Launch NFTs: Free digital land, open WEEXPO platform

Forward-looking projections cannot be guaranteed.


Use of funds
40% Technology Development
20% Marketing and Outreach
10% Reserve Fund
15% Operational Cost
15% Legal and Compliance

Perks Description

- **Exclusive WeExpo T-shirt** : A stylish T-shirt with the WeExpo logo.
- **Early Access to Platform Features** : Be the first to explore and use new features.
- **WeExpo Merchandise Bundle** : A set of WeExpo-branded items.
- **Digital Badge** : A unique badge displayed on your profile.
- **WeToken Whitelist Spot** : Priority access to purchase WeTokens when they launch.
- **Invite to Virtual Launch Events** : Special invitations to attend virtual events.
- **Limited Edition NFT** : A unique NFT exclusive to investors.
- **Exclusive Virtual Land Plot** : Receive a premium virtual land plot within the platform.
- **VIP Access to Events** : Special invitations and access to exclusive events.
- **Personalized 3D Avatar** : A unique, custom-designed avatar to use within the platform.
- **Trip to Thailand** : An all-expenses-paid trip to Thailand to participate in elephant conservation efforts.